May 1, 2008

VIA EDGAR AND HAND DELIVERY

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Celera Corporation
Registration Statement on Form S-1, filed February 29, 2008
SEC File No. 333-149457

Dear Mr. Riedler:

On behalf of Celera Corporation, a Delaware corporation (the “Company”), we submit this letter to respond to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) to the above-referenced Registration Statement (the “Registration Statement”) set forth in the Staff’s letter to Ms. Kathy Ordoñez of April 25, 2008 (the “Comment Letter”).  Enclosed please find two (2) copies of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, as filed electronically with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement filed with the Commission on April 10, 2008.  Also enclosed for the convenience of the Staff are two (2) paper copies of all exhibits to the Registration Statement filed with the Commission today with Amendment No. 2.  We note that ten of these exhibits have been filed in redacted form, subject to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended (the “Securities Act”).  Also enclosed for the supplemental review of the Staff are two (2) paper copies a draft opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the legality of the common stock to be issued that will be filed by subsequent amendment as Exhibit 5.1.

The changes reflected in Amendment No. 2 include those made in response to the Comments and other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, the Company has restated in italics each of the Comments and each of the Company’s responses are set forth immediately below the Comment to which they relate.  Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 2.  All references to page numbers in the Company’s responses correspond to the page numbers in Amendment No. 2.

General

1.                                       Q.                                    We note your response to Comment 2 and reissue the comment in part.  Please expand your disclosure on page 48 to discuss the type, amount, and source of consideration paid for the acquisition of Applied Biosystems Group’s 50 percent interest in the Celera Diagnostics joint venture.

A.                                   In response to the Staff’s comment, we have revised the disclosure on pages 48 and 49 accordingly.

Prospectus Summary

General

2.                                       Q.                                    We note your response to Comment 6 and reissue the comment in part.  Based on the disclosure in your prospectus on page 30 that you have agreed to indemnify Applera for any liabilities related to the class action lawsuit, and that there is no limit on such indemnification, it appears that the class action lawsuit to which Applera is subject is a significant risk to your business, and should be included as a bullet point in the “Risk Factor” subsection.

A.                                   In response to the Staff’s comment, we have revised the disclosure on page 5 accordingly.

Risk Factors, page 8

General

3.                                       Q.                                    We note your response to Comment 17 and reissue the comment.  We note that you have deleted in your amended filing the risk factor entitled, “Our split-off agreements with Applera require us to assume liabilities allocated to the Celera Group prior to the split-off and the terms of these agreements may be less favorable to us than if they had been negotiated with unaffiliated third parties.”  Currently, you do not have a risk factor in your filing addressing the risks to your business associated with the indemnification of Applera, as determined by the separation agreement.  Please add a risk factor addressing the risk to your business of indemnifying Applera for:

•                  All liabilities of Applera to the extent arising out of, relating to or resulting from the operations of the Celera Group’s business, including its contracts and assets;

•                  All liabilities to the extent arising out of, relating to or resulting from, a specified list of litigation;

•                  Specified liabilities resulting from the split-off;

•                  Obligations and commitments under specified contracts; and

•                  Other specified liabilities.

Please further disclose in this risk factor that there is no limit on the maximum amount of monetary damages for which we may be required to indemnify Applera for certain litigation.  This information is important for a reader’s understanding of the registrant’s obligations under the separation agreement.  In addition, please cross-reference this risk factor in your “Legal Proceedings” section on page 94, as it is relevant to the discussion.

A.                                   In response to the Staff’s comment, we have revised the disclosure on pages 13 and 95 accordingly.

“Our rights under our split-off agreements with Applera may be less favorable to us . . .,” page 12

4.                                       Q.                                    We note your response to Comment 11 and reissue the comment in part.  You disclose in this risk factor that you “have negotiated and entered into [your] split-off agreements, including [your] supply agreement, with Applera” and that the “supply agreement provides for” certain terms.  However, you state on page 8 of your filing that you have not yet entered into a supply agreement with Applera, and that you will enter into this supply agreement on the split-off date.  Please revise your filing to clarify this inconsistency.

A.                                   In response to the Staff’s comment, we have revised the disclosure on page 12 accordingly.

“We may be unable to make the changes necessary to operate as an independent . . . ,” page 9

5.                                       Q.                                    We note your response to Comment 14 and reissue the comment in part.  Please disclose, in an appropriate place in your filing, that you do not presently expect to incur any additional material costs as a result of operating independently, or conducting your business independently, either in the aggregate or on a per-product basis after the split-off.

A.                                   In response to the Staff’s comment, we have revised the disclosure on page 36 accordingly.

We must comply with complex billing procedures to receive payment . . .,” page 14

6.                                       Q.                                    We note your response to Comment 19 and reissue the comment.  If you believe that billing errors are immaterial in scope and nature, it is unclear why you added this risk factor to your filing.  Please either remove this risk factor, or revise your disclosure to state the frequency with which you have failed to comply with billing procedures in the past.  This additional disclosure is necessary, as it informs the reader the rate at which your company is not paid for services provided.

A.                                   In response to the Staff’s comment, we have removed the risk factor from the Registration Statement.

“Our successful development of diagnostic products may depend on entering into other collaborations . . .,” page 23

7.                                       Q.                                    We note your response to Comment 28 and reissue the comment in part.  We note that you have revised your disclosure to identify generally the types of companies with whom you may collaborate.  If true, please expand your disclosure to state that you have identified potential collaborators, but have not yet entered into any collaboration agreements.  We do not request that you identify the potential collaborators.  Otherwise, please expand your disclosure to state that you have not yet identified potential collaborators.

A.                                   In response to the Staff’s comment, we have revised the disclosure on page 24 accordingly.

“Development and commercialization of diagnostic product candidates depends on . . .,” page 24

8.                                       Q.                                    We note your response to Comment 31 and reissue the comment in part.  Please expand your disclosure to briefly identify that your products that are sold as ASRs include CF products, hepatitis C virus products, human leukocyte antigen products, Fragile X products, and deep vein thrombosis products, which include ASRs for detecting mutations in Factor V, Prothrombin and methylenetetrahydrofolate reductase (MTHFR).  This information is necessary for the reader to understand how this risk affects your company.

A.                                   In response to the Staff’s comment, we have revised the disclosure on pages 25 and 91 accordingly.

“Our collaborations with outside experts may be subject to restriction and change,”  page 27

9.                                       Q.                                    We note your response to Comment 35 and reissue the comment in part.  Please expand your disclosure in this risk factor and in the “Our Business” section to discuss the term and termination provisions of these agreements.

A.                                   In response to the Staff’s comment, as discussed with the Staff, we respectfully submit that the Company has entered into numerous confidentiality agreements with advisors and collaborators and it would not be possible to describe the term and termination provisions for all of them in the Registration Statement.  The Company has, however, added disclosure on pages 28, 92 and 93 regarding the term and termination provisions generally applicable to such agreements.

“Applera is subject to a class action lawsuit relating to its 2000 offering of shares . . ..,” page 30

10.                                 Q.                                    We note your response to Comment 39 and reissue the comment in part.  Please revise you filing so that this risk factor appears in the forepart of your “Risk Factors” Section.  Based on the disclosure in your prospectus on page 30 that you have agreed to indemnify Applera for any liabilities related to the class action lawsuit, and that such indemnification is unlimited, it appears that the class action lawsuit to which Applera is subject is one of the most significant risks to your business.

A.                                   In response to the Staff’s comment, we have moved the referenced risk factor to page 8 so that it appears in the forepart of the Company’s “Risk Factors” section.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations — Six Months Ended December 31, 2007 Compared with Six Months Ended December 31, 2006, page 60

Supplemental Information, page 57

11.                                 Q.                                    Please refer to your response to our prior comment number 56.  Please revise your table to clearly indicate that the end-user sales are not consolidated.  Also revise your disclosure to provide a better understanding of why you feel that this information is appropriate.

A.                                   In response to the Staff’s comment, we have revised the disclosure on pages 62, 64, 66 and 67 accordingly.

Outlook, page 69

12.                                 Q.                                    Please refer to your response to our prior comment number 58.  It is not clear how the arguments provided represent persuasive and substantive reasons as to why management believes that this non-GAAP financial measure provides useful information to investors, not has the company demonstrated the economic substance behind management’s decision to include such a measure.  Please revise the filing to comply with item 10(e) of Regulation S-K, or remove all references to these non-GAAP measures.  Further, please tell us whether you believe it is probable that the financial impact of the recurring items excluded will disappear or become immaterial within a near-term finite period, or your basis for such conclusion.

A.                                   In response to the Staff’s comment, we have removed the “Outlook” section from the Registration Statement.

Our Company

Our Clinical Laboratory Testing Service Business, page 73

13.                                 Q.                                    We note your response to Comment 25 and reissue the comment in part.  Please expand your disclosure on page 73 to describe the interaction between healthcare providers, clinical laboratories, and collection stations.  It appears from your filing that all three parties collect specimens.

A.                                   In response to the Staff’s comment, we have revised the disclosure on page 74 accordingly.

14.                                 Q.                                    We note your response to Comment 60 and reissue the comment in part.  Please expand your disclosure on page 77 to state that you are neither actively seeking to become, nor do you know if or when you may become, an in-network, participating provider with respect to any particular non-governmental third-party payor.  This disclosure is essential to an understanding of the company’s reimbursement by third-party payors, on which you state your revenues are highly dependent, especially since you disclose that your competitors have been approved for third-party reimbursement.

A.                                   In response to the Staff’s comment, we have revised the disclosure on page 78 accordingly.

Licensing Programs, Collaborations and Other Intellectual Property Licenses, page 82

15.                                 Q.                                    We note your response to Comments 65 and 68 and reissue the comments in part.  We note your statement that the company believes that the public disclosure of minimum royalty payments, if any, would competitively harm the company.  However, this information is important for a reader’s understanding of the registrant’s obligations under each agreement.  Therefore, please expand your disclosure to disclose the potential range of royalty payments (for example “low-single-digits” or “high-single-digits”) and the length of time you would be required to continue making those royalty payments under agreements with each of the following companies.

•                  LabCorp

•                  Specialty Labs

•                  Cepheid

•                  Beckman Coulter, Inc.

•                  Siemens

•                  Pharmacyclics, Inc

In addition, please file all the above agreements as exhibits to your registration statement, or provide us with an analysis supporting your determination that the agreements are not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

A.                                   In response to the Staff’s comment, we have revised the disclosure on pages 84 and 85 accordingly.  However, we respectfully submit that the Company is not required to disclose the amount of royalty payments payable under the Company’s agreements with Siemens and Beckman Coulter, Inc. because the amounts payable thereunder represent confidential information for which the Company is requesting confidential treatment pursuant to Rule 406 under the Securities Act.  In addition, we respectfully submit that disclosure of the amount of royalty payments payable under the Company’s agreements with LabCorp and Specialty Labs is not required because the amounts payable thereunder represent confidential information, the disclosure of which would cause the Company substantial competitive harm.  The Company is not requesting confidential treatment with respect to the LabCorp and Specialty Labs agreements because, as described more fully below, these agreements are not material to the Company’s business, and therefore, are not required to be filed as exhibits to the Registration Statement.  Because the Company has not included disclosure in the Registration Statement regarding the amount of royalties payable under the LabCorp and Specialty Labs agreements, the Company does not believe that disclosure regarding the length of time the obligation to make such payments continues is required.

In response to the Staff’s comment, the Company has filed herewith or incorporated herein by reference, the agreements with Siemens Medical Solutions Diagnostics, Beckman Coulter, Inc., Cepheid and Pharmacyclics, Inc., in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K.  We note that the agreements with Siemens Medical Solutions Diagnostics and Beckman Coulter, Inc. have been filed in redacted form, subject to a request for confidential treatment pursuant to Rule 406 under the Securities Act submitted on the date hereof.  However, we respectfully submit that neither the LabCorp nor Specialty Lab agreements are required to be filed as exhibits to the Registration Statement because such agreements are not material to the Company’s business.  This determination is based on the fact that the amount of revenue received within the past two years by the Company pursuant to these agreements has been immaterial and is expected to remain so for the foreseeable future.

Index to Financial Statements, page F-1

Combined Statements of Operations, page F-3.

16.                                 Q.                                    Please refer to your response to our prior comment number 79.  Please tell us why the research and development costs that produced these revenues are not considered cost of sales when determining the gross margin for these revenues.

A.                                   In response to the Staff’s comment, we have revised the disclosure on page F-19 accordingly.

We supplementally inform the Staff that the revenues reported in the combined financial statements associated with royalties, licenses and milestone payments related to the sale or license of certain intellectual property that was developed or acquired in years prior to fiscal 2005. The related research and development costs were recorded at the time as research and development expense since the goal was to internally develop the program and not sell them outright to third parties.

We further inform the Staff that regarding costs related to revenues performed under certain research collaborations for fiscal year 2005, all costs had been incurred prior to fiscal 2005. For these specific collaborations, the costs incurred were based on contractual arrangements that required the Company to perform only on a best-efforts basis to achieve certain agreed upon objectives related to the research and development activity. Furthermore, in each of those collaborations, there was no specific product deliverable, defined performance services or other design specification required. As such, these costs met the guidelines under paragraphs 8 and 9 of SFAS No. 2 and were recorded as research and development expenses. During the first six months of fiscal 2008, the

Company did enter two collaboration arrangements that did require specific defined performance services and deliverables. Payments received were recorded as service revenues and the related costs incurred have been included as cost of sales.

17.                                 Q.                                    Please refer to your response to our prior comment number 79.  Please clarify why the payment for services from the government agencies was uncertain until the cash payments were received.

A.                                   In response to the Staff’s comment, we supplementally inform the Staff that an extended period of time was necessary to resolve the invoicing for work in connection with the human identification effort. Due to the circumstances and nature of the work performed, there were services performed at the request of the government agency involved that extended beyond the scope of the original contract. An extended period of time was required to supply all of the information requested and reach a final agreement for the consideration to be paid to the Company for the services provided by the Company.

Principles of Combination, page F-7

18.                                 Q.                                    Please refer to your response to our prior comment number 81.  On page 79 you disclose that you manufacture five product groups that are sold through your strategic alliance with Abbott.  Please tell us why you have not provided the disclosure required under paragraph 37 of SFAS 131 for these items.

A.                                   In response to the Staff’s comment, we have revised the disclosure on page 80 to clarify the nature of the products sold through the Company’s strategic alliance with Abbott.

We also supplementally inform the Staff, that the Company considers its sales of in vitro diagnostic (IVD) products to Abbott collectively as one product group.  As disclosed on page F-7, all sales of IVD products to the Company’s alliance partner are recorded at cost.  Additionally, the Company does not consider a further breakdown of revenues from this product group as meaningful disclosure as it does not represent Abbott’s selling price to the ultimate external customer.  Furthermore, the Company believes that disclosure of the Company’s sales price to Abbott for individual products (which represents the Company’s costs) would place the Company at a competitive disadvantage.

Intangible Assets, page F-14

19.                                 Q.                                    Please refer to your response to our prior comment number 82.  Please provide a more robust discussion as to how the useful life of the customer relationships was determined.  In your discussion, please tell us how you considered the factors in parts a through f of paragraph 11 of SFAS 142.

A.                                   In response to the Staff’s comment, we have revised the disclosure on page F-14 accordingly.

We also supplementally inform the Staff that a number of factors consistent with the requirements of sections a through f of paragraph 11 of SFAS No. 142 were considered when looking at the 2 recent acquisitions of BHL and Atria.

With specific reference to the BHL acquisition, in determining the expected use of the asset, the Company looked at the specific relationships BHL has with its continuing customers and clients. In BHL’s case, the relationships are with internists, preventive cardiologists and primary care physicians with significant cardiovascular disease patient populations rather than with the patients themselves. The physicians and internists have the relationship with BHL and initiate the orders for the tests. As a result, our marketing efforts are directed at the physicians. In order to determine the useful life of the customer relationships it was necessary to evaluate the ability to renew or extend the Company’s relationships with the physicians. In making this assessment, the Company relied on BHL’s historical experience. As advised in the Company’s previous response, 90% of BHL’s revenues are generated from physicians that order tests from BHL on a recurring basis (tier 1 group) and 10% of the revenue is generated from the occasional referral physicians (tier 2 group). The Company’s attrition rates for each group were based on historical experience and in the case of the tier 1 group adjusted to a higher attrition rate in later years based on expectations for demand and competition as well as the expiration of an in-licensed patent commencing in the year 2016.

With regard to the Company’s acquisition of Atria, the Company used a similar process in determining the useful life of the customer relationship assets. In Atria’s case, the customers are primarily end users including both national and international registries. When determining attrition rates, the Company assessed not only historical experience and competitive demands but also factored in customer attrition behavior observed in other companies similar to Atria.

For both of the above acquisitions, the Company also factored in expenditures for selling and marketing efforts required in order to maintain the level of expected cash flows for the existing customer relationships. Based on the discussion above as well as the fact that at the present time there are no additional legal, regulatory or contractual provisions that would limit the useful life of the customer relationship assets acquired in both acquisitions, the Company determined that a useful life of 13 years was appropriate. As previously advised, the Company is amortizing these assets over the 13 years on a proportionate basis as the economic benefits are consumed. The 13 year period represents the period in which substantially all of the after-tax cash flows are expected to be realized based on the projections used to value the customer relationship assets.

Income Taxes, page F-17

20.                                 Q.                                    Please refer to your response to our prior comment number 84.  Please provide the pro forma disclosures under the separate return basis as described in SAB Topic 1.B.1 question three.

A.                                   In response to the Staff’s comment, we have revised the disclosure on page F-19 accordingly.

Exhibit Index, page II-4

21.                                 Q.                                    Please refer to your response for Comments 76 and 93.  We note that your director, Mr. Bélingard, was chairman and CEO of Ipsen SA at the time that you entered into the pharmacogenomics research collaboration with the wholly-owned subsidiary of Ipsen SA in November 2007.

•                  Please file this pharmacogenomics research collaboration as an exhibit to your registration statement, pursuant to Item 601 (b)(10)(ii)(A) of Regulation S-K.

•                  Please further expand your disclosure in the “Related Transactions” section of your filing to describe this transaction, in accordance with Item 404(a) of Regulation S-K.

A.                                   In response to the Staff’s comment, we respectfully submit that the  agreement relating to the pharmacogenomics research collaboration with Societe de Conseils, de Recherche et d’Applications Scientifiques SAS, a wholly owned subsidiary of Ipsen SA, is not required to be filed as an exhibit to the Registration Statement because it is not material to the Company’s business.  This determination is based on the fact that the revenues received by the Company since entering into the agreement in November 2007 pursuant to this agreement have not been material and are expected to remain so for the foreseeable future.  We have, however, revised the disclosure in the “Related Transactions” section of the Registration Statement on page 120 in response to the Staff’s comment.

22.                                 Q.                                    Please refer to your response for Comments 34 and 72.  Please file as an exhibit the Master Supply Agreement between BHL and diaDexus, Inc., pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

A.                                   In response to the Staff’s comment, we have filed the Master Supply Agreement between BHL and diaDexus, Inc. as an exhibit to the Registration Statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.  We note that this agreement has been filed in redacted form, subject to a request for confidential treatment pursuant to Rule 406 under the Securities Act submitted on the date hereof.

23.                                 Q.                                    We note your response to Comment 93 and reissue the comment in part.

•                  We note that you agreed in your response letter to file the license agreement with Siemens Medial Solutions Diagnostics, as it is material to your business.  However, this agreement is not included in your Exhibit list.  Please advise.

•                  Your license agreements with Laboratory Corporation of America Holdings and Specialty Laboratories (now Quest Diagnostics Incorporated) appear to be material to your business.  Please file these agreements as exhibits, or provide us with an analysis supporting your determination that the agreements are not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

A.                                   In response to the Staff’s comment, we have revised the exhibit index to include the license agreement with Siemens Medical Solutions Diagnostics.  We note that the agreement with Siemens Medical Solutions Diagnostics has been filed in redacted form, subject to a request for confidential treatment pursuant to Rule 406 under the Securities Act submitted on the date hereof.  However, we respectfully submit that the other referenced agreements are not material to the Company’s business.  See the Company’s response to Comment 15 for further information.

Should you have any questions or want to discuss these matters further, please call the undersigned at (302) 651-3180.  Facsimile transmissions may be made to the undersigned at (302) 651-3001.

Very truly yours,

/s/ Allison L. Land

Allison L. Land

cc:                                 Kathy Ordoñez

William B. Sawch